Exhibit 99.1

Yimutian Inc. Provides 2026 Strategic Update: Financing on Track, Management to Purchase No Less Than US$3 Million in Company Shares, Full-Year Revenue Expected to Reach RMB 1 Billion

BEIJING, March 23, 2026 — Yimutian Inc. (the “Company”) today issued a strategic update to investors and market participants, outlining the Company’s capital plan, equity commitments, and financial outlook for 2026. Following a management meeting convened on March 20, 2026, the Board and senior management are setting out, in plain terms, the actions the Company is taking and the results it expects to deliver over the coming year.

The Company’s US$30 million convertible note facility, signed in December 2025 and filed with the SEC, is proceeding as planned. The initial tranche of US$3.3 million has been funded, with a second tranche expected to close in the near term and the remainder to be drawn during the year subject to customary conditions. The facility provides the Company with the liquidity and flexibility to execute on organic growth initiatives and pursue strategic acquisitions as opportunities arise. The full terms are available in the Company’s filing on SEC EDGAR:

https://www.sec.gov/Archives/edgar/data/1991605/000121390025119688/ea0268977-6k_yimutian.htm

More directly, the Company and its management team are putting their own capital behind that conviction. Over the next nine months, they commit to purchasing no less than US$3 million of the Company’s shares in the open market. The management team has further committed to a twelve-month lock-up on existing holdings, foregoing the ability to sell regardless of how market conditions evolve. The Company is also working with its Board to adopt a formal share repurchase program in the near term, which will provide a structured, ongoing mechanism for capital return alongside management’s personal purchases. Open market buying by insiders requires real cash and accepts real market risk. These commitments mean management’s financial interests are tied to the same outcome as every shareholder’s.

On the business, management expects total 2026 revenue of approximately RMB 1.0 billion, with roughly equal contributions from the Company’s core operations and the pending Xunxi acquisition. The core business is being driven by online-to-offline integration, geographic expansion into underpenetrated markets, supply chain digitization, and deepening partnerships with supermarket operators and livestreaming commerce platforms — initiatives already in execution across the Company’s business lines. The Xunxi contribution is contingent on closing, which the Company expects in the near term. Detailed segment disclosures and unit economics will follow in the Company’s financial reports once available.The Company looks forward to providing further updates on its operational and financial progress in connection with its upcoming financial results.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the anticipated use of proceeds, the occurrence of closings for additional Notes in an aggregate principal amount of up to $26,630,000 (which may never occur), and the filing of a registration statement to register the resale of the ADSs issuable upon conversion of the note. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, these forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

About Yimutian Inc.

Yimutian Inc, is a leading agricultural B2B platform in mainland China. Over a decade, the company has been dedicated to digitalizing China’s agricultural product supply chain infrastructure to streamline the agricultural product transaction process, and making it efficient, transparent, secure, and convenient.

For more information, please visit: https://ir.ymt.com

Investor & Media Contacts

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